

July 13, 2023

Conor Fennerty
Chief Financial Officer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

Re: SITE Centers Corp.
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
Form 8-K filed April 25, 2023
File No. 001-11690

Dear Conor Fennerty:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed April 25, 2023

Exhibit 99.1 Quarterly Financial Supplement Dated as of March 31, 2023
Site Centers Corp. Same Store Metrics, page 11

1. We note the reconciliation of SSNOI at both 100% and SITE Share on page 11 of your Quarterly Financial Supplement. It appears your presentation both:
    • Combines consolidated results with 100% of the operating results of your unconsolidated joint ventures and;
    • Reflects your share of unconsolidated joint ventures as though they are consolidated on a proportionate share basis.
    Please tell us how you determined this presentation is consistent with Question 100.04 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction